ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

СВЯЗЬИНФОРМ

SVYAZINFORM

САМАРСКОЙ ОБЛАСТИ

25.09.02 № ОАИ-286

На №

12g3-2b

02055434

September 25, 2002

PROCESSED

NOV 04 2002

THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

SUPPL

RECEIVED OCT 10 2002 180

Re: Exemption No.: 82-4889

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2b from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2b, please find enclosed:

1. Quarterly Report of the Issuer for Quarter 2, 2002

JP Morgan Chase Bank acts Depositary Bank for the above referenced company under the Form F-6 registration statement number: **333 - 86938**.

Sincerely,

Evgeniy N. Poverenov
Deputy General Director
In charge of economy issues

dlw 10/30

Россия, 443099 Самара,
ул. Ленинградская, 24

Тел. ....(846 2) 32-10-20
факс ....(846 2) 70-40-20
телетайп ....214999 ИНФО

Internet: www.ssr.ru

Адрес эл. почты:
directors@dionis.samtel.ru
director@mail.samtel.ru
/c=ru/a=rostelemail/p=smr/o=tel/s=directors

ИНН 6317015857 Р/С № 40702810754110100167
в Самарском ОСБ № 28 г. Самары
БИК 043601607 к/с 30101810200000000607
в Поволжском банке Сбербанка РФ г. Самара

Approved
by the Board of Directors of
JSC "Svyazinform" of the Samara region
Minutes 5 dated April 31, 2002
Vice-Chairman of the Board of Directors
Sergei L.Yolkin _(signature)__

QUARTELY REPORT OF THE ISSUER
For Quarter 2, 2002

Joint-stock Company "Svyazinform" of the Samara Region
Issuer's code: 00138-A

Address: 24 Leningradskaya ul., Samara, 443099, Russia
Mailing address: 24 Leningradskaya ul., Samara, 443099, Russia

Information in this Quarterly report is to be disclosed in accordance with securities laws of the Russian Federation

General Director Sergei L. Yolkin ___(signature)____
Chief Accountant Elena A. Bokova __(signature)___
July 31, 2002

Contact person: Lyubov E. Gorshenina
Tel.: (+7-8462) 33-77-76, fax (+7-8462) 70-40-15
e-mail: cb@samtel.ru

A. Information on the Issuer

9. Full name of the Issuer
Joint-Stock Company "Svyazinform" of the Samara region

10. Short name of the Issuer
JSC "Svyazinform" of the Samara region
SSR

11. Information on changes of the Issuer's name and status
Open Joint-stock Company "Svyazinform" of the Samara region
OJSC "Svyazinform" of the Samara region
Date: *July 27, 1993*

Open Joint-Stock Company "Rossvyazinform" of the Samara region
JSC "Rossvyazinform" of the Samara region
Date: *July 13, 1993*

Current name dated October 18, 1995

12. Information on the Issuer's registration and Licenses
Date of the Issuer's registration: *July 13, 1993*
Serial number: *422-П*
Registering body: *the Samara District Administration of the city of Samara*

Licenses:
Number: **3018**
Date of authorization: **August 16, 1996**
Valid till: **January 1, 2004**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **telecommunication services provisioning**

Number: **19983**
Date of authorization: **November 8, 2001**
Valid till: **November 8, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of broadcasting services**

Number: **3152**
Date of authorization: **November 4, 1996**
Valid till: **February 1, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of cellular services in 450 MHz range**

Number: **16555**
Date of authorization: **November 15, 2000**
Valid till: **November 15, 2005**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of services of mobile radio-telephone communication («Altai»)**

Number: **8582 (MMDS)**

Date of authorization: **October 10, 1997**
Valid till: **October 10, 2002**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of services of broadcasting of TV programs**

Number: **9648**
Date of authorization: **April 2, 1998**
Valid till: **April 2, 2003**
Issued by: **the State Committee of Informatics and Telecommunications of the Russian Federation**
Activities: **provisioning of services of broadcasting of cable TV programs**

Number: **Г912067**
Date of authorization: **July 4, 2001**
Valid till: **July 4, 2004**
Issued by: **State Committee of construction and utilities of Russia**
Activities: **Construction of buildings**

Number: **4461**
Date of authorization: **July 3, 2000**
Valid till: **July 3, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireline broadcasting**

Number: **4463**
Date of authorization: **July 4, 2000**
Valid till: **July 4, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireless broadcasting**

Number: **CAM 012372**
Date of authorization: **December 29,2000**
Valid till: **March 3, 2006**
Issued by: **Building, Architecture and Utilities Department of the Samara region Administration**
Activities: **construction of buildings and telecommunication objects**

Number: **5103**
Date of authorization: **April 12, 2001**
Valid till: **April 12, 2006**
Issued by: **Mass-media Ministry**
Activities: **channel "Troika" broadcast**

13. Identification number of the tax payer
6317015857

14. Sector
Code OKOHX
52300

15. Place of location, mailing address and telephone of the Issuer
Place of location: ***24, Leningradskaya ul., Samara, 443099, Russia***
Mailing address: ***24 Leningradskaya ul., Samara, 443099, Russia***
Tel.: ***(+7-8462) 32-10-20, fax (+7-8462) 70-40-15***
e-mail: director@samtel.ru

16. The Issuer's Auditor
Name: ***Joint-stock Company "Marketing. Consulting. Design"***
Place of location: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
ITN: ***7825004810***
Mailing address: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
Tel.: ***(+7-812) 311-48-10, 311-48-55, fax: (+7-812) 311-48-33***
E-mail: offict@mcd-pkf.com

Information on the Auditor's license
Number of the license: ***014202***
Date of issue: ***May 21, 1998***
Valid till: ***May 21, 2003***
Issued by ЦАЛАК of the Ministry of Finance of Russia on April 30, 1998, #55

17. Information on the Registrar
Registrar:
Name: ***Joint-stock Company "Registrator-Svyaz"***
Place of location: ***27 Presnyanskiy val, Moscow, 123557, Russia***
Mailing address: ***p/o box 128, 15-a B.Olenya ul., Moscow, 107014, Russia***
Tel.: ***(+7-095) 268-70-13, 268-30-31, fax (+7-095) 268-70-41, 268-70-19***
e-mail: regsw@dialup.ptty.ru
License number: ***01147***
Date of issue: ***October 5, 1996***
Valid till: ***October 8, 2002***
Issued by the Federal Securities Market Commission
The Registrar has been keeping the register since January 20, 1998

18. The Issuer's Depositary
The Issuer does not have a depositary

19. The Issuer's shareholders
Total number of shareholders: **3149**

Shareholders owing not less than 5% of the Issuer's Charter Capital:

19.1. Name: ***Joint-stock Company "Svyazinvest"***
Place of location: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Mailing address: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Share in the Issuer's Charter Capital: ***38%***

Shareholders owing not less than 25% of the Issuer's Charter Capital:
19.1.1. Name: ***Property Ministry of Russia***
Place of location: ***9 Nikolskiy per., Moscow, 103685, Russia***
Mailing address: ***9 Nikolskiy per., Moscow, 103685, Russia***
Share in the Issuer's Charter Capital: ***50% + 1***
19.1.2. Name: ***MUSTCOM LIMITED***

Place of location: *3 Themistoklis Dervis Street, Julia House CY-1066, Nicosia, Cyprus*
Mailing address: *22/13 Voznesenskiy per., Moscow, 103009, Russia*
Share in the Issuer's Charter Capital: *25% + 1*

19.2. Name: ***TAFT Enterprises Limited***
Place of location: ***NCH, 6-th Floor, 17 Taganskaya ul., Moscow, 109004, Russia***
Mailing address: ***17 Taganskaya ul., Moscow, 109004, Russia***
Share in the Issuer's Charter Capital: *15.7%*
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.3. Name: ***Joint-stock Company "Bank Credit Suisse First Boston AO"***
Place of location: ***5 Nikitskiy per., Moscow, 103009, Russia***
Mailing address: ***5 Nikitskiy per., Moscow, 103009, Russia***
Share in the Issuer's Charter Capital: ***9.53%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.4. Name: ***Joint-stock Company "Depositary-Clearing Company"***
Place of location: ***13, Pervaya Tverskaya-Yamskaya ul., Moscow, 125047, Russia***
Mailing address: ***build. 4, 14/2 Staraya Basmannaya ul., Moscow, 103064, Russia***
Share in the Issuer's Charter Capital: **9.1%**
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

20. The Issuer's Management Structure
Annual General Meeting of Shareholders is the supreme management body. The Board of Directors manages the Company excluding issues, which are in the competence of the Annual General Meeting of Shareholders.
The executive power belongs to the General Director and the Board of Management, which manage the everyday Company's activity.
The Audit Committee checks financial activity of the Company.

Issues in the competency of the General Meeting:
1) changes and amendments to the Company's Charter or approval of the new version of the Charter, except changes referred to increase of the Company's Charter Capital according to the decision of the Capital increase by increase of the shares NPV or allocation of additional shares;
2) the Company's reorganization;
3) the Company's liquidation, the liquidation committee appointment, approval of liquidation Balance Sheets (interim and final);
4) determination of the quantity membership of the Board of Directors, election of Directors, their retirement ahead of schedule, amount of reward for their work;
5) determination of the limit number of shares declared;
6) increase of the Company's Charter Capital by increase of the shares NPV or allocation of additional shares if the Board of Directors did not pass the decision unanimously;
7) decrease of the Company's Charter Capital by decrease of the shares NPV, purchasing shares by the Company in order to decrease total number of shares;
8) General Director appointment and retirement ahead of schedule;
9) the Audit Committee members election and retirement ahead of schedule;
10) the Company's auditor appointment;
11) approval of the Company's Annual Reports, Balance Sheets, Profit&Loss Reports, distribution of profits and losses;

12) decision on non-use of shareholders preferences for purchasing the Company's shares or securities converted into shares, allocated by open public subscription;
13) time-limit of the General Meeting;
14) the Calculation Committee appointment;
15) choice of mass-media for publications;
16) decision on the Company's shares split and consolidation;
17) decision on transactions in which further persons are interested: if they own more than 20% of voting shares of a party; if they occupy positions in the management of the party in further cases:
    - if amount of payment or cost of the property increases 2% of the Company's assets;
    - if a deal or several deals connected with one another are allocation of the Company's voting shares or other securities converted into shares in the amount exceeding 2% of voting shares allocated previously;
    - if all members of the Board of Directors are interested in the deal and if majority of shareholders is not interested in the deal;
18) decision on large deals connected with purchasing or selling property by the Company:
    - if a decision on a large deal for property which cost is from 25 to 50% of the balance cost of the Company's assets was not passed by the Board of Directors unanimously as of the deal date;
    - if the property cost is more than 50% of the Company's assets balance cost as of the date of decision on this deal;.
19) purchasing and redemption of allocated shares by the Company;
20) sharing in holdings and financial groups;
21) decision on annual dividend payment, its amount, terms and form of payment of dividend for each type of shares in accordance with recommendations of the Board of Directors;
22) decision on compensation on expenses in case of extraordinary meeting of shareholders;
23) approval of regulations of the Board of Directors, the Audit Committee.

The Board of Directors' competency in accordance with the Charter:
1) definition of the Company's priority trends of development;
2) calling of annual and extraordinary meetings of shareholders;
3) approval of the AGM agenda;
4) determination of the date of list of shareholders who have right to take part in the AGM;
    - determining date and place of the AGM;
    - determining form of informing shareholders about the AGM;
    - determining list of papers necessary for shareholders;
    - determining form and content of voting ballots;
5) submitting further issues for AGM:
    - the Company's reorganization;
    - non-use of the shareholders' preference for purchasing the Company's shares or securities converted into shares;
    - determining form of informing shareholders and choice of mass-media for publications;
    - split and consolidation of shares;
    - closing of deals if there are persons interested in a deal, who owns more than 20% of voting shares of the part of the deal and occupies positions in the management;
    - purchasing and redemption of allocated shares by the Company;
    - sharing in holdings, financial groups;
    - approval of annual reports, balance sheets, profit and loss reports, distribution of profits and losses;
    - payment of annual dividend, approval of its amount, terms and forms of payment for each type of shares in accordance with recommendations of the Board of Directors;
6) allocation of bonds and other securities;

7) determination of the market cost of property;
8) purchasing of shares, bonds and other securities allocated by the Company;
9) recommendations on amount of rewards and compensations for members of the Board of Directors and the Audit Committee and determination of reward to the Auditor;
10) recommendations on amount of the dividend and terms of its payment;
11) use of Reserve and other funds;
12) approval of the Company's internal documents excluding documents approved by the AGM;
13) opening of branches and their liquidation;
14) decision on the Company's sharing (stoppage of sharing or change part of sharing) in other companies, associations, including selling or purchasing shares excluding sharing in holdings and financial groups;
15) closing of large deals with property which cost is from 25% to 50% of the Company's assets balance cost as of the date of approval of such deals. Agreement of a deal and several deals connected with purchasing or alienation the Company's property which cost is from 1% to 25% of the Company's assets balance cost as of the date of approval of such deals excluding deals during usual activity. This decision is passed only after agreement of the Board of Directors;
16) closing of deals in which some persons are interested;
17) preliminary approval of the Company's Annual Report not later than 30 days before the AGM;
18) approval of results of additional allocation of shares;
19) approval of form for shares redemption and form of shares sell;
20) election of Chairman of the Board of Directors;
21) decision on election of Independent Registrar;
22) election of a person authorized to sign contracts with General Director and members of the Board of Management;
    - approval of conditions of contracts signed with general Director and members of the Board of Management;
    - cancellation of a contract with General Director in case the AGM stopped his powers ahead of schedule;
23) formation of the Board of Management;
    - definition of amount of reward for members of the Board of Management;
24) examination of the Audit Committee report and the Auditor Report;
25) decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
26) changes to the Charter connected with increase of the Charter Capital on the basis of decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
27) definition of kind of data forming trade secret and ways of its protection;
28) approval of decisions on securities issues, prospectus and reports on results of securities issues;
29) approval of quarterly and annual Securities Reports;
30) propose candidates for General Director position to AGM;
31) decision of reward for General Director on the basis of results of the Company's activity;
32) definition of a person authorized to carry duties of General Director if he can not do it itself;
33) extension of a period of validity of a contract with General Director within terms set by the Charter;
34) other issues provided by the Joint-Stock Company Law and the Charter.

Field of activity: investments
Position: General Director
Period: 1999 – nowadays
Organization: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: senior specialist of the Corporate Management Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Oleg V. Kuzmin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Organization: "TAFT Enterprises Limited"
Field of activity: finances, investments
Position: representative of "TAFT Enterprises Limited"
Period: 1997 – 1998
Organization: ZAO "Absolut-Invest"
Field of activity: investments and securities
Position: Deputy General Director
Period: 1998 – nowadays
Organization: ZAO "Absolut-Invest"
Field of activity: investments
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Sergei L.Yolkin
Year of birth: 1949

Positions during last 5 years:
Period: 1996 – 2001
Company: JSC "UdmurtTelecom"
Field of activity: telecommunication services
Position: First Deputy General Director
Period: 2001 - nowadays
Company: JSC "Svyazinform" of the samara region
Field of activity: telecommunication services
Position: General Director

Alexander I. Polnikov
Year of birth: 1943

Positions during last 5 years:
Period: 1996 – 1998
Organization: Ministry of Communications of Russia
Field of activity: telecommunication services
Position: head of Capital Construction Directorate
Period: 1998 – nowadays

Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: deputy chief of Telecommunications Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vadim S. Degtyarev
Year of birth: 1975

Positions during last 5 years:
Period: 1996 – nowadays
Company: Brunswick Capital Management
Field of activity: investments
Position: Fund Manager
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vladimir F. Lyulin
Year of birth: 1938

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Niszhegorodsvyazinform"
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Anton I. Osiptchuk
Year of birth: 1967

Positions during last 5 years:
Period: 1996 – 1997
Company: Bank "Inkombank"
Field of activity: bank and credit services
Position: Deputy Manager
Period: 1997 – 2000
Company: JSC "Telecominvest"
Field of activity: telecommunications
Position: Deputy General Director in charge of economy and finances
Period: 2000 – nowadays
Company: JSC "Svyazinvest"
Field of activity: investments in telecommunications
Position: First Deputy General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

22. Sole and Collective Bodies of the Issuer

Sergei L. Yolkin
Year of birth: 1949

Positions during last 5 years:
Period: 1996 – 2001
Company: JSC "UdmurtTelecom"
Field of activity: telecommunication services
Position: First Deputy General Director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Elena A. Bokova
Year of birth: 1966

Positions during last 5 years:
Period: 1996 – 2001
Company: "Company ITEK", Ltd.
Field of activity: financial activity
Position: financial director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: chief accountant
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vitaliy M. Klishin
Year of birth: 1974

Positions during last 5 years:
Period: 1996 - 1998
Company: JSC "Svyazinform" of the Samara region, branch "Samara Radiotelephone"
Field of activity: telecommunication services
Position: telecommunication engineer
Period: 1998 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: head of department
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Valeriy V. Feditchev
Year of birth: 1961

Positions during last 5 years:
Period: 1996 – 1998
Company: JSC "Svyazinform" of the Samara region, Local Telephone Network
Field of activity: telecommunication services
Position: head of department
Period: 1998 – 2001
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: deputy chief of department
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: head of telecommunications department
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Evgeniy N. Poverenov
Year of birth: 1952
Positions for last 5 years:
Period: 1997 – 2002
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: head of department
Period: 2002 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: Deputy General Director in charge of economy
Share in the Issuer's Charter Capital: 0.006%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Valeriy G. Shatalov
Year of birth: 1960
Positions for last 5 years:
Period: 1997 – 2000
Company: the Volga-region Telecommunications Academy
Field of activity: education
Position: associate professor of Radio-communication Chair
Period: 2000 – 2001
Company: Administration of the Samara region
Field of activity: telecommunications department
Position: head of telecommunications department
Period: 2001 – 2002
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunications
Position: Deputy General Director in charge of new technologies
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: 0.00004%
Rewards for the accounting quarter: this information is confidential

Galina V.Melik-Shakhnazarova
Year of birth: 1944
Positions for last 5 years:
Period: 1997 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunications
Position: Deputy General Director in charge of operation
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: 0.0004%
Rewards for the accounting quarter: this information is confidential

Sole executive body: Sergei L. Yolkin

23. Rewards for members of the Board of Directors and other officials:

Total reward amount paid out to all persons mentioned in points 21 and 22 during the accounting period:
Wages: ***RUR 2310106***
Bonus: ***RUR 0***
Fees: ***RUR 0***
Other: ***RUR 1109780***
Total: ***RUR 3419886***
Also see points 21 and 22.

24. Information on legal entities – holdings of the Issuer
Legal entities where the Issuer owns not less than 5%:

Name: ***private joint-stock company "Samara-Telecom"***
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital*: 25%*

Name: ***private joint-stock company "Reg-Time"***
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: *17%*

Name: ***private joint-stock company "Samarasvyazinform"***
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: *16.9%*

Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: *16.7%*

Name: ***Limited liability company "Samarskiy Taxophone"***
Place of location: ***68a Penzenskaya ul., Samara, 44309, Russia***
Mailing address: ***68a Penzenskaya ul., Samara, 44309, Russia***
Issuer's share in the Charter Capital*: 10%*

Name: *private joint-stock company "TeleRoss-Samara"*
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: ***Association of the Volga-region Telecommunication Companies***
Place of location: ***1/3 Kuprina ul., Penza, 404056, Russia***
Mailing address: ***1/3 Kuprina ul., Penza, 404056, Russia***
Issuer's share in the Charter Capital: ***9.09%***

Name: *private joint-stock company "Rostelegraph"*
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***

25. Shares of all legal entities where the Issuer owns not less than 5% of their Charter Capitals and officials of the Issuer's Charter Capital

25.1. Name: *private joint-stock company "Samara-Telecom"*
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: ***25%***
Shares in the Issuer's Charter Capital: ***does not have a share***

25.2. Name: *private joint-stock company "Reg-Time"*
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: ***17%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.2.1. Vladimir V.Romanenko
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.01%

25.3. Name: *private joint-stock company "Samarasvyazinform"*
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: ***16.9%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.2.3. Vitaliy K. Chaadaev
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.003%

25.4. Name: *Povoljie Association of Telecommunication Specialists "Teleinfo"*
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: ***16.7%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.4.1. Vladimir B. Vitevskiy
Functions: member of the Board of Directors

Share in the Issuer's Charter Capital: 0.03%

25.5. Name: ***private joint-stock company "TeleRoss-Samara"***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.5.1. Grigory M. Mostovoy
Functions: sole executive body
Share in the Issuer's Charter Capital: 0.024%

25.5.2. Galina V.Melik-Shaknazarova
Functions: sole executive body
Share in the Issuer's Charter Capital: 0.0002%

25.6. Name: ***private joint-stock company "Rostelegraph"***
Place of location: *7 **Tverskaya ul., Moscow, Russia, 103375***
Mailing address: *7 **Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: *7.**8%***
Share in the Issuer's Charter Capital: ***does not have a share***

25.6.1. **Alik I. Sazer**
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

26. Other Issuer's affiliated persons
None
27. Issuer's share in the Charter Capital of affiliated legal entities
See points 24, 25, 26
28. Share of affiliated legal entities in the Issuer's Charter Capital
See points 24, 25, 26
29. Persons owning more than 5% of votes in the Issuer's Supreme Management Body
Name: *JSC "Investment Telecommunication Company"*
Share: 50.67%
Name: *TAFT Enterprises Limited*
Share: 16.53%
Name: ***private joint-stock company "Deposit-Clearing Company"***
Share: 7.13%
Name: *ING Bank (Eurasia) ZAO*
Share: 5.08%
Name: **Commercial Bank "JP Morgan Bank International"**
Share: **5.03%**

30. Sharing in financial and bank groups, holdings, associations
Name: *Povolje Association of Telecommunication Workers*
Issuer's functions: Association unites 29 members and acts in the field of education. The Company's share in the Charter Capital of Association is 16.7%. The Company helps Association to develop technical equipment.

Name: *Srednevoljskaya Chamber of Commerce and Industry*

Issuer's functions: Chamber of Commerce and Industry was organized to develop the Volga-region economy and its integration into world trade system and to form modern industrial, financial and trade infrastructure. JSC "Svyazinform" of the Samara region is member of the Chamber of Commerce and Industry.

Name: ***The Volga-region Telecommunication Companies Association***
Issuer's functions: The Association was founded by 11 telecommunication companies:

- JSC "Rostelecom", Moscow
- JSC "Svyazinform" of the Astrakhan region
- JSC "Volgogradelectrosvyaz"
- JSC "Martelecom", Mary El Republic
- JSC "Svyazinform", Mordovia Republic
- JSC "Svyazinform" of the Penza region
- JSC "Svyazinform" of the Samara region
- JSC "Saratovelectrosvyaz"
- "Tattelecom"
- JSC "Svyazinform" of the Ulyanovsk region
- JSC "Svyazinform" of the Chuvashia Republic

Members formed the Charter Capital of the Association at the expense of payments of members. The Association was organized in order to develop telecommunications and services, represent interests of its members in the State bodies and international organizations.

Name: ***Association of NMT-450 federal cellular network operators***
Issuer's functions: Association was organized in order to develop cellular network in Russia. JSC "Svyazinform" of the Samara region is member of the Association.

Name: ***Association of business service operators "Iskra"***
Address: 40 Leninskiy pr., Moscow, 117334
Association is a commercial organization and was organized in order to gain profits due to provisioning of necessary services.

Name: ***International Congress of Quality***
Address: GSP-5, D-423, 35 Narodnogo Opolchenia ul., Moscow, 123995, Russia
Congress develops special programs and standards for telecommunication companies. One of its aims is improvement of managers' qualification and companies' quality.

31. Issuer's branches

Name: ***Neftegorsk ISC***
Place of location: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Mailing address: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Director: ***Anatoliy G. Obukhovich***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Pokhvistnevo ISC***
Place of location: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Mailing address: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Director: ***Alexei N. Antonov***
Date of opening: ***February 1, 2001***
Proxy valid till December 31, 2002

Name: *Sergievsk ISC*
Place of location: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Mailing address: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Director: ***Alexander N. Katkov***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Sizran ISC***
Place of location: ***51 Engels ul., Sizran, 446000, Samara region***
Mailing address: ***51 Engels ul., Sizran, 446000, Samara region***
Director: ***Vyacheslav N. Lunev***
Date of opening: ***April 12, 2001***
Proxy valid till: December 31, 2002

Name: ***Novokuibishevsk ISC***
Place of location: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Mailing address: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Director: ***Alexander V. Boldirev***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Otradny ISC***
Place of location: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Mailing address: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Director: ***Alexander I. Kirpichnikov***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2001

Name: ***Toliatti ISC***
Place of location: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Mailing address: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Director: ***Ravil R. Shakirov***
Date of opening: ***February 1, 2001***
Proxy is valid till December 31, 2002

Name: ***Tchapaevsk ISC***
Place of location: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Mailing address: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Director: ***Valentina V. Sirik***
Date of opening: ***April 12, 2001***
Proxy is valid till December 31, 2002

Name: ***Samara Technical Telecommunication Centre***
Place of location: ***54 Michurina ul., 443096, Samara, Russia***
Mailing address: ***54 Michurina ul., 443096, Samara, Russia***
Director: ***Alik I. Sazer***
Date of opening: ***January 15, 2001***
Proxy is valid till December 31, 2002

Name: ***Samara Radiotelephone Centre***
Place of location: ***30 Blukhera ul., Samara, 443090, Russia***
Mailing address: ***30 Blukhera ul., Samara, 443090, Russia***

Director: ***Alexander I. Gusarov***
Date of opening: ***June 6, 2001***
Proxy is valid till: December 31, 2002

Name: ***Svyaz-Service***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Director: ***Vitaliy K. Chaadaev***
Date of opening: ***March 30, 2000***
Proxy is valid till December 31, 2002

32. Amount of the Issuer's staff

Average number of employees in the Company and its branches is 7 775 persons.

33. Description of the Issuer main fields of activity

Telecommunications develop rapidly and new technologies are implemented. Samara is large international telecommunication centre of the Volga-region and Russia. JSC "Svyazinform" of the Samara region is one of the largest telecommunication companies of Russia and monopoly in the region. As a regional telecommunications operator the Company provides a wide range of modern telecommunication services, increases number capacity and modernizes telecommunication system. Long-distance communication is 100% automated.

Technologies

In order to implement new services and improve quality of traditional telecommunication services digital technologies are used. In order to build intrazone and urban transmission systems SDH, ATM, PDH technologies will be used. Data transmission systems will be built using ATM, Ethernet, Fast Ethernet, IP technologies. Access networks will be built using ISDN and XDSL technologies.

For mobile networks NMT-450i, Volemot and Altai standards are used. In future it is planned to use GSM-400.

Cable TV network in Samara will be built using MMDS system.

Main fields of activity and their part in the total amount of revenues

Field of activity: international and domestic long-distance dialing

Part in the total amount of revenues (1997)	58.68%
Part in the total amount of revenues (1998)	55.93%
Part in the total amount of revenues (1999)	54.73%
Part in the total amount of revenues (2000)	53.96%
Part in the total amount of revenues (2001)	54.75%
Part in the total amount of revenues (2Q02)	46.69%

Field of activity: data transmission

Part in the total amount of revenues (1997)	4.00%
Part in the total amount of revenues (1998)	4.57%
Part in the total amount of revenues (1999)	3.65%
Part in the total amount of revenues (2000)	3.30%
Part in the total amount of revenues (2001)	4.10%
Part in the total amount of revenues (2Q02)	2.37%

Field of activity: urban and rural telephony
Part in the total amount of revenues (1997) 33.86%
Part in the total amount of revenues (1998) 34.43%
Part in the total amount of revenues (1999) 33.00%
Part in the total amount of revenues (2000) 32.96%
Part in the total amount of revenues (2001) 33.45%
Part in the total amount of revenues (2Q02) 43.96%

Field of activity: cellular communication, mobile communication
Part in the total amount of revenues (1997) 0.31%
Part in the total amount of revenues (1998) 1.12%
Part in the total amount of revenues (1999) 2.19%
Part in the total amount of revenues (2000) 2.38%
Part in the total amount of revenues (2001) 2.4%
Part in the total amount of revenues (2Q02) 1.81%

Field of activity: other (new services)
Part in the total amount of revenues (1997) 3.15%
Part in the total amount of revenues (1998) 3.95%
Part in the total amount of revenues (1999) 6.43%
Part in the total amount of revenues (2000) 7.40%
Part in the total amount of revenues (2001) 5.3%
Part in the total amount of revenues (2Q02) 5.17%

Fields of activity in accordance with the Charter:

- provision of telecommunication services and wireline broadcasting;
- marketing of telecommunication services and wireline broadcasting
- carrying out standard technical policy on telecommunications and wireline broadcasting development in the Samara region on the basis of existing demand and necessity of industrial and social development;
- elaboration and examination designing and estimation papers, construction, expansion, reconstruction of telecommunication systems;
- operation of existing and commissioning new telecommunication networks;
- coordination of development of state and corporate networks and wireline broadcasting in the Samara region in order to create common automated digital telecommunication network;
- relation with foreign companies and opening joint-ventures;
- intermediary activities;
- production and sell of consumer goods, cables, telecommunication equipment;
- leasing transactions.

Sources of raw materials and services

Main suppliers of raw materials and equipment (more than 10% of all deliveries)

Full name of the Supplier	Type of equipment	Part in the total amount of deliveries, %
1. BETO HUAWEI	SDM	19
2. Siemens	EWSD	79

Import occupies less than 50% in deliveries of exchange equipment. Partnership with suppliers provides supply of raw materials and services.

The Issuer's market

The main Issuer's market is Samara region. The Company provides international and domestic long-distance calls (incoming, outgoing, transit), local calls, data transmission, newspapers transmission, installment and serve of radio sets, cellular communication NMT-450 services, new services (Internet access, IP-telephony).

There are 560 exchanges in cities and villages of the region. Total number capacity is 601,135 lines. There are 123 exchanges in cities and 437 exchanges in rural areas. There are 2 digital long-distance exchanges (EWSD produced by Siemens) in Samara and Toliatti. Multiprotocol data transmission network operates in Samara on the basis of ATM technology. All rural area centres have access to automated long-distance dialing. 31.2% of lines are digital, 47.2% of lines are cross-bar, 21.6% of lines are step-by-step. 75% of channels are cable, 17% of channels are fiber-optic, 8% are radio relay. Total length of internal long-distance channels of JSC "Svyazinform" of the Samara region is 427.9 thousand channel-km. Approximately 25% of total amount of channels are operated more than 20 years. In the region there are 249 long-distance payphones, 437 local payphones, 198 telecommunication centres.

Factors which can influence negatively on the Company's services sale:

1. large amount of old equipment and cable constructions that can make quality of communication worse;
2. low paying capacity of some resident groups and some enterprises;
3. implementation time-based charging system with daily limit.

Work with inventories

The Company tends to optimize structure of inventories and working capital on order to achieve compromise between risk of liquidity loss and the Company's profit. As a result profit for the period defrays not less than 50% of the inventory growth (in this case current liquidity ratio remains low than critical level). Taking into account nature of the activity (costs take up little part of telecommunication companies operating expenses) and long relations with suppliers inventories amount to minimum necessary for regular activity. However inventories tend to increase because of the Company's activity growth.

Seasonal activity

The Company does not fulfill seasonal works.

Main competitors

As main telecommunication and wireline broadcasting operator the Company is monopolist in the telecommunication market in the Samara region. There are competitors in such fields of activity as: NMT-450 cellular communication, mobile communication, and Internet services provisioning. However their part in the total amount of services is not large. Other telecommunication operators in the Samara region can not compete with the Company neither in volume of services nor in stability of their financial position. Marketing researches conducted by the Company let them to make positive forecast of the Company's position in the regional telecommunications market.

34. Investment declaration. Description of the Issuer's activity

Should be provided by investment funds only.

35. The Issuer's plans of activity

In 2002 the Company plans to spend for investments RUR 442 mln.

Commissioning digital long-distance and local exchanges makes it necessary to build digital transport network. In the nearest future digitalization of zone communication in that cities where electronic exchanges have been installed is to be fulfilled. During 2002 – 2010 zone network is to be fully digital. Intrazone synchrony digital loops are to be built in accordance with the project

"Development of zone communication in the Samara region" investigated by JSC "Giprosvyaz". After this services of digital lines lease will be provided.

Urban telephone networks will be developed due to construction of new digital exchanges, digitalization of telecommunication networks, replacement old exchanges for digital ones.

Rural communication will be developed due to replacement of old equipment for electronic systems and increase of capacity. Aerial lines will be replaced for cable lines, length of fiber-optic lines will increase.

The Company has Internet Development Conception for 2002 – 2005. In 2000 Internet access centres were built in all rural districts and cities of the region. Number of Internet subscribers amounted to 2300 as of 2000 year-end. 150 subscribers are connected through personal lines. In 2002 – 2005 Internet in the Samara region will be being developed. Number of Internet subscribers is to amount to 10 000 as of 2005 year-end.

In December 2000 improved payphone cards system produced by the company "Svetets" was put into operation. Besides 15 traditional long-distance channels 15 IP-telephone channels were added. Connection with card platform allowed the Company to offer convenient billing system for IP-telephony services. This system advertises IP-telephony services and will help calculate demand for this service.

JSC "Svyazinform" of the Samara region began to provide BUROFAX services. Today this service is provided in 18 service centres from 50 centres in Samara and in 17 switching centres in the region. In 2001 it is planned to provide this service throughout the region. In the future it is planned to develop this service together with X.400 services using Rostelemail network. In 2000 the Company began to learn variants of intellectual network implementation in the Samara region. Telephone network in Samara was examined and several variants of intellectual network construction were investigated. In the nearest future the Company plans to begin provisioning of intellectual services.

In order to provide high bit-rate data transmission services in Samara a multiprotocol data transmission network was put into operation in 2000. It is planned to construct second part of the network in Samara and similar network in Toliatti and other large cities of the region.

In 2001 – 2004 it is planned to develop radio communication system VOLEMOT in cities of the region (Samara, Toliatti, Sizran, Pokhvistnevo). New NMT-450 base stations are to be put into operation in Otradny, Novokuibishevsk, Pokhvistnevo, Kinel, Sergievsk, Kr. Yar. It is planned to cover 80% of the Samara region territory. Number of subscribers will grow up to 3 000 in 2002-2003 and up to 5 000 in 2004.

In 1998 JSC "Svyazinform" began to construct cable TV system in the region. Today MMDS cable TV works is operated in Samara and Toliatti. In 2002 cable TV is to appear in Novokuibishevsk, Sizran, Otradny. Number of subscriber will amount to 2 000.

Total amount of capital investments for 2002 – 2005 is RUR 600 mln, including RUR 454 mln of own funds. Fulfillment of the plan will allow the Company to improve quality of service and to increase network capacity by 40% by 2005. Total number capacity will amount to 800 000 lines.

36. Information on the Issuer's Charter Capital

Amount of the Issuer's Charter Capital: ***RUR 343 374 200***

Charter Capital by types of shares:

Ordinary shares:

Total number: ***RUR 257 530 650***

Part of the Charter Capital: ***75%***

Preferred shares:

Total number: ***RUR 85 843 550***

Part of the Charter Capital: ***25%***

37. Information on the State's share

There is no the State's share in the Issuer's Charter Capital.

38. Information on the Issuer's declared shares

38.1. Type of shares: ***ordinary***
Form of shares: ***registered***
Full name of shares: ***ordinary registered shares***
NPV: ***RUR 130***
Amount: ***396 201***
Total volume: ***RUR 51 506 130***
Terms of offering: ***not specified by the Charter***

38.2. Category of shares: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
Full name of shares: ***preferred registered shares***
NPV: ***RUR 130***
Amount: ***132 067***
Total volume: ***RUR 17 168 710***
Terms of offering: ***not specified by the Charter***

39. The Issuer does not have significant agreements and obligations.

40. The Issuer does not have obligations to issue shares and securities converted into shares.

41. Sanctions, trials and inspections

Sanctions for three years before the accounting quarter and for the current year:

Date of sanction: ***December 25, 1998***
Sanction applied by ***the State Tax Inspection of Samara***
Reasons: ***incorrect calculation of the profits tax, profits were undervalued***
Type of sanction: ***penalties and fines***
Amount: ***RUR 707 838***
Sanction was paid out

Date of sanction: ***March 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 95 000***
Sanction was paid

Date of sanction: ***June 21, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 90 000***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***

Reasons: *tardiness property tax payment*
Type of sanction: *penalty*
Amount: *RUR 161*
Sanction was paid

Date of sanction: *August 20, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness VAT tax payment*
Type of sanction: *penalty*
Amount: *RUR 785*
Sanction was paid

Date of sanction: *September 17, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness payment of highways users tax*
Type of sanction: *penalties*
Amount: *RUR 2 436*
Sanction was paid

Date of sanction: *September 17, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness utilities tax payment*
Type of sanction: *penalties*
Amount: *RUR 492*
Sanction was paid

Date of sanction: *September 24, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment for social insurance fund*
Type of sanction: *penalties and fines*
Amount: *RUR 22 236*
Sanction was paid

Date of sanction: *December 7, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 1 440 000*
Sanction was paid

Date of sanction: *December 16, 1999*
Sanction applied by *Customs of the city of Toliatti*
Reasons: *tardiness payment for cargo storage*
Type of sanction: *fines*
Amount: *RUR 25 000*
Sanction was paid

Date of sanction: *December 21, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness utilities tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 5 346*

Sanction was paid

Date of sanction: ***January 26, 2000***
Sanction applied ***by the Samara Department of Social Insurance State Fund***
Reasons: ***tardiness annual payment for 1999***
Type of sanction: ***penalties and fines***
Amount: ***RUR 14 787***
Sanction was paid

Date of sanction: ***February 16, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***interest for tax deferral***
Type of sanction: ***penalties***
Amount: ***RUR 101 460***
Sanction was paid

Date of sanction: ***March 30, 2000***
Sanction applied by ***the Medical Insurance Fund***
Reasons: ***penalties for tardiness payment for quarter 1, 2000***
Type of sanction: ***penalties***
Amount: ***RUR 2 139***
Sanction was paid

Date of sanction: ***April 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 142 161.9***
Sanction was paid

Date of sanction: ***May 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness registration of property objects***
Type of sanction: ***fines***
Amount: ***RUR 20 000***
Sanction was paid

Date of sanction: ***June 21, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***incorrect calculation of profit tax, profit was undervalued***
Type of sanction: ***penalties***
Amount: ***RUR 50 561***
Sanction was paid

Date of sanction: ***August 25, 2000***
Sanction applied by ***the Price Policy Directorate of the Samara region***
Reasons: ***incorrect price calculation***
Type of sanction: ***fines***
Amount: ***RUR 22 033***
Sanction was paid

Date of sanction: ***September 5, 2000***

Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness income tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 12 798***
Sanction was paid

Date of sanction: ***September 17, 2000***
Sanction applied by ***the Social Insurance Fund***
Reasons: ***tardiness payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 25 950***
Sanction was paid

Date of sanction: ***September 20, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 35 197***
Sanction was paid

Date of sanction: ***October 11, 2000***
Sanction applied by ***the Medical Insurance Fund***
Reasons: ***tardiness payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 47***
Sanction was paid

Date of sanction: ***October 31, 2000***
Sanction applied by ***the Social Insurance Fund***
Reasons: ***tardiness payment of non-budget transfer***
Type of sanction: ***penalties***
Amount: ***RUR 6 169***
Sanction was paid

Date of sanction: ***November 8, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties***
Amount: ***RUR 6 212***
Sanction was paid

Date of sanction: ***November 21, 2000***
Sanction applied by ***the State Tax Inspection of the Oktyabrskiy district of the city of Samara***
Reasons: ***tardiness income tax payment***
Type of sanction: ***fines***
Amount: ***RUR 17 959***
Sanction was paid

Date of sanction: ***December 12, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***

Amount: ***RUR 6 624***
Sanction was paid

Date of sanction: ***March 3, 2001***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 316 418***
Sanction was paid

Date of sanction: ***June 12, 2001***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 100 469***
Sanction was paid

Date of sanction: ***July 24, 2001***
Sanction applied by ***the Federal Treasure***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 492 000***
Sanction was paid

Date of sanction: ***November 26, 2001***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 6 441***
Sanction was paid

Date of sanction: ***December 3, 2001***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***Inspection Certificate # 619 dated December 3, 2001***
Type of sanction: ***penalties and fines***
Amount: ***RUR 67 904***
Sanction was paid

Date of sanction: ***December 29, 2001***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***Certificate of "Samara Radiotelephone" inspection***
Type of sanction: ***penalties and fines***
Amount: ***RUR 22 165***
Sanction was paid

Date of sanction: ***February 20, 2002***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 18 979***
Sanction was paid

Date of sanction: ***June 05, 2002***

Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 21 576***
Sanction was paid

Description of all finished and current trials which can influence on the Issuer's activity:
During three financial years (1999, 2000, 2001) before the accounting year and during the fourth quarter of the current year the Company did not participate in trials which can influence on tits activity.
There was not audit inspections initiated by the State or shareholders.

42. Information about essential events which happened in the accounting quarter

Date of the essential event : April 19, 2002
Code: 1500138A19042002

On April 19, 2002 the Board of Directors of JSC "Svyazinform" of the Samara region made up a decision to make a list of holders of registered securities, who have the right to take part in the Annual General Meeting of shareholders and to receive dividend, as of April 26, 2002, 6 p.m. (Moscow time).

Date of the essential event : April 23, 2002
Code: 0900138A23042002

Growth of net profit by more than 10% in the 4th quarter of 2001 was caused by profits tax discount provided for amount of profit spent for capital investments.
As a result profits tax decreased by RUR 5 mln.
Amount of profit changed by RUR 9542 thousand or by 38.75%.

Date of the essential event : April 30, 2002
Code: 0800138A30042002

Assets of the Company's increased significantly in the 1st quarter of 2002 due to growth of capital construction. The Company's assets increased by RUR 233172 thousand or by 14.4% for the 1st quarter of 2002.

Date of the essential event : April 30, 2002
Code: 0900138A30042002

Growth of profits for the 1st quarter of 2002 was caused by excess of rate of proceeds from the sales growth over rate of services cost growth (rate of proceeds growth – 104.9%, rate of costs growth – 94.4%). Change of profit for the 1st quarter of 2002 is RUR 41446 thousand or 121.9%

Date of the event: May 15, 2002
Code: 1300138A15052002
On its meeting the Board of Directors passed further decision (minutes 18 dated May 15, 2002):
To recommend the AGM to pay dividend for 2001:

- RUR 3.50 for each ordinary share not later than on August 10, 2002;
- RUR 10.50 for each preferred share during financial year.

Six Directors from seven took part in the voting. The decision was passed unanimously. "AYE" – six members of the Board of Director. "NAY" – no one.

Date of the essential event : April 19, 2002
Code: 1300138A19042002

On its meeting on April 19, 2002 the Board of Directors of the Company made up further decisions:

1. To hold the Annual General Meeting on June 11, 2002. The meeting and registration will take place at 1, Kievskaya str, Samara, 443013, Russia. The AGM begins at 2 p.m. Registration begins at 12.00.
2. To approve the further agenda of the Meeting:
   1) Approval of the Annual Report, the Balance Sheet, the Profit&Loss Statement of the Company, distribution of profits and losses during 1999, planned distribution of profits and losses for 2001.
   2) Determination of the amount of dividend for 2001, terms, order and forms of its payment for shares of each type.
   3) Election of the Board of Directors.
   4) Election of the Audit Committee of the Company.
   5) Approval of the new edition of the Company's Charter.
   6) Approval of the new edition of the Regulations of the Annual General Meeting procedure.
   7) Approval of the new edition of Regulations of the Board of Directors.
   8) Approval of the new edition of Regulations of the Board of Management.
   9) Approval of the Auditor for 2002.
   10) The Company's shareholding in the Association of federal business network "Iskra" operators.

The meeting of the Board of Directors had a quorum. Five persons from seven members of the Board of Directors took part in the meeting. All decisions were made up unanimously.

Date of the event: June 11, 2002
Code: 1200138A11062002

Type of the Meeting – annual
Date of the Meeting – June 11, 2002
Place – 1 Kievskaya ul., Samara, 443013, Russia
Shareholders of JSC "Svyazinform" of the Samara region in accordance with data from the Registrar:

Ordinary shares:

- number of shares – 1981005
- number of shareholders – 1423 including:
- Legal entities – 27 holders, number of shares – 1402967 including 20 nominees, number of shares – 536838;
- Natural persons – 1376 holders, number of shares – 41200

Preferred shares:

- number of shares - 660335
- number of shareholders – 2820 including:
- Natural persons – 2769 holders, number of shares – 161142;
- Legal entities – 31 holders, number of shares – 156669 including 20 nominees holding 342524.

231 shareholders took part in voting by post holding 27611 voting shares.
64 shareholders and their authorised representatives took part in the meeting holding 1631002 shares.
Total number of shareholders registered and taking part in the meeting was 295 holding 1658613 ordinary shares or 83.726% from total number of votes.
The meeting had quorum.

Agenda of the meeting:

1. Approval of the Company's Balance Sheet, Profit&Loss Report, distribution of profits and losses for 2001 and prospect distribution of profits and losses for 2002.
2. Determination of the dividend sum for 2001, terms and schedule of dividend payment for shares of each category.
3. Election of the Board of Directors.
4. Election of the Company's Audit Committee.
5. Approval of the Company's Charter new version.
6. Approval of new version of the Annual General Meeting Regulations.
7. Approval of the Board of Directors Regulations new version.
8. Approval of the Board of Management Regulations new version.
9. Approval of the Company's Auditor for 2002.
10. Participation in the federal service network "ISKRA".

Issues for voting:

1. Approval of the Company's Balance Sheet, Profit&Loss Report, distribution of profits and losses for 2001 and prospect distribution of profits and losses for 2002.

Decision: To approve of the Company's Balance Sheet, Profit&Loss Report, distribution of profits and losses for 2001 and prospect distribution of profits and losses for 2002.

Results of voting: total number of votes – 1658613
1658513 votes took part in the voting.
There were invalid ballots in the amount of 15 votes.
"AYE" – 1637148 votes – 98.71%,
"NAY" – 5 votes – 0.00%,
"ABSTAINED" – 21345 votes – 1.29%.

2. Determination of the dividend sum for 2001, terms and schedule of dividend payment for shares of each category.

Decision:

1) To pay dividend for ordinary shares in the amount of RUR 3.5 for each shares in cash during the financial year.

Results of voting: total number of votes – 1658613
1658558 votes took part in the voting.
There were invalid ballots in the amount of 125 votes.
"AYE" – 1657958 votes – 99.96%,
"NAY" – 135 votes – 0.00%,
"ABSTAINED" – 340 votes – 0.02%.

2) To pay dividend for preferred shares in the amount of RUR 10.5 for each share in cash not later than on August 10, 2002.

Results of voting: total number of votes – 1658613
1658483 votes took part in the voting.
There were invalid ballots in the amount of 255 votes.
"AYE" – 1636583 votes – 98.67%,
"NAY" – 55 votes – 0.00%,

"ABSTAINED" – 21590 votes – 1.30%.

3. Election of the Board of Directors.
   Results of voting: total number of votes – 11610291
   11609381 votes took part in the voting.
   There were invalid ballots in the amount of 367 x 7 = 2534 votes.
   1. Yuri A.Bilibin 4 285
   2. Vadim S. Degtyarev 1 798 272
   3. Sergei L. Yolkin 2 155 522
   4. Oleg V. Kashirin 1 411 051
   5. Oleg V. Kuzmin 1 650 261
   6. Vladimir F. Lulin 1 419 211
   7. Anton I. Osiptchuk 1 752 881
   8. Alexander I. Polnikov 1 414 437

   Decision: To elect the Board of Director as follows:
   1. Vadim S. Degtyarev 1 798 272
   2. Sergei L. Yolkin 2 155 522
   3. Oleg V. Kashirin 1 411 051
   4. Oleg V. Kuzmin 1 650 261
   5. Vladimir F. Lulin 1 419 211
   6. Anton I. Osiptchuk 1 752 881
   7. Alexander I. Polnikov 1 414 437

4. Election of the Company's Audit Committee.
   Decision:

   1) To elect Valentina N. Gerasimova member of the Audit Committee
   Results of voting: total number of votes – 1658491
   1658441 votes took part in the voting.
   There were invalid ballots in the amount of 1070 votes.
   122 votes do not take part in the voting
   "AYE" – 1657296 votes – 99.93%,
   "NAY" – 45 votes – 0.00%,
   "ABSTAINED" – 30 votes – 0.00%.

   2) To elect Sergei V.Podosinov member of the Audit Committee
   Results of voting: total number of votes – 1658491
   1658441 votes took part in the voting.
   There were invalid ballots in the amount of 1265 votes.
   122 votes do not take part in the voting
   "AYE" – 1656901 votes – 99.90%,
   "NAY" – 130 votes – 0.00%,
   "ABSTAINED" – 145 votes – 0.00%.

   3) To elect Larisa V.Tareeva member of the Audit Committee
   Results of voting: total number of votes – 1658491
   1658441 votes took part in the voting.
   There were invalid ballots in the amount of 1265 votes.
   122 votes do not take part in the voting
   "AYE" – 1656901 votes – 99.90%,
   "NAY" – 130 votes – 0.00%,
   "ABSTAINED" – 145 votes – 0.00%.

"AYE" – 1636387 votes – 98.66%,
"NAY" – 21350 votes – 1.29%,
"ABSTAINED" – 679 votes – 0.04%.
11. ELECTION OF THE AUDIT COMMITTEE MEMBERS

Date of the event: June 11, 2002
Code: 0100138A11062002

There were changes in the Board of Directors membership of JSC "Svyazinform" of the Samara region. Sergei L.Yolkin was elected member of the Board of Directors.

Yuri A.Bilibin stopped to be Director.

Newly elected director does not have shares in the Charter capital of JSC "Svyazinform" of the Samara region.

The event took place on June 11, 2002 in accordance with a resolution of the Board of Directors of JSC "Svyazinform" of the Samara region dated June 11, 2002.

Date of the event: June 11, 2002
Code: 1100138A11062002

Annual General Meeting of Shareholders passed a decision to pay dividends for the issuer's shares (Minutes 10 dated June 11, 2002).

1. Ordinary registered shares – dividend is RUR 3.5 for one share. Date of decision – June 11, 2002. Dividend should be paid before January 1, 2003. Dividend should be paid in cash. Total number of such shares is 1,981,005.
2. A-type preferred registered shares – dividend is RUR 10.5 for one share. Date of decision – June 11, 2002. Dividend should be paid before August 10, 2002. Dividend should be paid in cash. Total number of such shares is 660,335.

43. Information on reorganization of the Issuer and its subsidiaries

There were changes in the structure of the Issuer and its subsidiaries during the accounting quarter.

44. There is no additional general information on the Issuer.

B. INFORMATION ON FINANCIAL ACTIVITY OF THE ISSUER

45. Annual accountings for three last financial years.
See Exhibit
46. Accountings for the accounting quarter
See Exhibit

47. Information on facts influenced decrease or increase of the Issuer's assets by more than 10% in the accounting quarter.
No any
The Issuer's assets amount to RUR 1 847 675 thousand as of end of the quarter before the accounting one.

48. Information on facts influenced decrease or increase of the Issuer's profits by more than 20% in the accounting quarter in comparison with the previous quarter.
No any.
The Issuer's profit (loss) amounts to RUR 75 615 thousand for the quarter before the accounting one.

Cover				
Received	-	-	-	-
Including received from third parties	-	-	-	-
Including:				
Paid out	-	-	-	-
Including to third parties	-	-	-	-
3) Bills				
Bills issued	-	-	-	-
Including overdue	-	-	-	-
Including:	-	-	-	-
Bills received	-	-	-	-
Including overdue	-	-	-	-

54. The Issuer's financial investments

Indices	Amount of investments as of end of the accounting quarter (RUR thousand)		
	Short-term (less than 1 year)	Long-term (more than 1 year)	Total
Investments in the state securities of Russia	-	-	-
Investments in the securities of the federal subjects -	-	-	-
Investments in the securities of local authorities -	-	-	-
Holdings in other enterprises	-	-	-
Investments in bonds and other long-term liabilities	-	-	-
Other loans	-	-	-
Investments in the Issuer's subsidiaries	-	-	-
Investments in the Issuer's dependent companies	-	-	-
Investments in the enterprises which were liquidated in accordance with laws of the Russian Federation			
Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-
Investments in the enterprises which went bankrupt in accordance with laws of the Russian Federation			
Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-
Amount of the Issuer's assets as of end of the accounting quarter (RUR thousand)			-

Investments in the companies in the amount of more than 10% of the Issuer's assets as of end of the accounting quarter		
Name of the Company	Amount of investments (RUR thousand)	Share of assets
Total:	-	0%

55. There is no significant information about financial activity of the issuer.

C. Information on the Issuer's securities

56. Information on the Issuer's shares

Number of issue: ***1***
Category: ***ordinary***
Type of shares: ***registered***
NPV: ***100***
Amount of securities: ***1 981 005***
Volume of the issue: ***198 100 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***
Number: ***42-1П-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: **from August 13, 1993 to December 15, 1994**
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration: ***February 3, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: ***2***
Category: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
NPV: ***100***
Amount of securities: ***660 335***
Volume of the issue: ***66 033 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***
Number: ***42-1П-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: ***from August 13, 1993 to December 15, 1994***
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:

Date of registration*: February 3, 1998*
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: *4*
Category: ***preferred***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***1 981 005***
Volume of the issue: ***257 530 650***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***1-02-00138A***
Registered by the Federal Securities Market Commission of Russia
Way of offer: ***conversion***
Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.
Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration*: **July 20, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region are traded in RTS-2 and over-the-counter market of Samara and the Samara region. Since March 31, 1999 shares have been traded in the stock exchange section of MICEX without including into quotation lists.
Additional information:
On November 19, 1998 SEC registered 1 level ADRs on ordinary shares of JSC "Svyazinform" of the Samara region.

Number of the issue: ***5***
Category: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***660 335***
Volume of the issue: ***85 843 550***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***2-02-00138A***
Registered by the Federal ***Securities Market Commission***
Way of offer: conversion
Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.
Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:
Date of registration: ***July 20, 1998***
Registered by Federal Securities Market Commission of Russia

58, 59, 60. Rights of shareholders. Dividend on shares.

58.1. Category of shares: ***ordinary***
Form of shares: ***registered***
Full name of shares: ***ordinary registered shares***
Rights of holders of this type of shares:
Each shareholder has right:

- to take part in Annual general meeting of shareholders and to vote on all issues of an agenda;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get share of the Company's net profit (dividends) which should be distributed among shareholders in accordance with the Charter;
- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;
- in case the Company offered its voting shares and other securities converted into voting shares by public subscription with cash payment holders of the Company's voting shares have a priority right to purchase these shares in proportion to shares they own;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;
- to demand redemption of all of part of shares he owns in cases:
  a) the Company's reorganization or a large deal which approved by the Annual General Meeting of shareholders if a holder voted against the deal or did not take part in the voting;
  b) changes and amendments to the Company's Charter or approval of the Charter in a new edition if this edition limits their rights if they voted against or did not take part in the voting.

Dividends for shares of this type:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 3***
Total amount of dividend for shares of this type: ***RUR 5 943 015***
Total amount of dividend paid out: ***RUR 5 943 015***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 1.99***
Total amount of dividend for shares of this type: ***RUR 3 942 199.95***
Total amount of dividend paid out: ***RUR 3 942 199.95***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 2***
Total amount of dividend for shares of this type: ***RUR 3 962 010***
Total amount of dividend paid out: ***RUR 3 933 525.39***

Period: ***2000, 9 months***

Amount of dividend for one share: ***RUR 3.87***
Total amount of dividend for shares of this type: ***RUR 7 666 489.35***
Total amount of dividend paid out: ***RUR 6 516 516***
Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

58.2. Category of shares: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
Full name of shares: ***preferred registered shares***
Rights of holders of this type of shares:
Each shareholder has right:

- to take part in Annual general meeting of shareholders and to vote on all issues of the Company's reorganization and liquidation, introduction of changes and amendments to the Company's Charter limiting rights of preferred shares holders;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get annual fixed dividend. Total amount of dividends for each preferred share is determined as 10% of the Company's net profit according to results of the financial year divided into number of shares;
- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to get NPV in case the Company's liquidation;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;

Dividend for this type of shares:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 23***
Total amount of dividend for shares of this type: ***RUR 15 187 705***
Total amount of dividend paid out: ***RUR 15 187 705***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 5.99***
Total amount of dividend for shares of this type: ***RUR 3 955 406.65***
Total amount of dividend paid out: ***RUR 3 955 406.65***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 9.34***
Total amount of dividend for shares of this type: ***RUR 6 167 528.9***
Total amount of dividend paid out: ***RUR 6 139 044.3***

Period: ***2000, 9 months***
Amount of dividend for one share: ***RUR 14.3***
Total amount of dividend for shares of this type: ***RUR 9 442 790.5***
Total amount of dividend paid out: ***RUR 8 026 372***
Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

61. Limitation of securities circulation

See articles 56, 57

62. Another important information on the Issuer's securities

Shares of the Issuer are traded in MICEX and RTS (Russia). From April 1, 2002 to June 30, 2002 trade volume in MICEX and RTS amounted to:

Ordinary shares: $23950

Highest price for 1 share: $27

Lowest price for 1 share: $25.25

Preferred shares: $ 64650

Highest price for 1 share: $14.55

Lowest price for 1 year: $13

Level 1 ADRs for the Company's ordinary shares are traded in Berlin Stock Exchange, Europe Stock Exchange NEWEX, segment NX.plus and Over-the-Counter Market USA.

ОНЕРНОЕ ОБЩЕСТВО "СВЯЗЬИНФОРМ" САМАРСКОЙ ОБЛАСТИ